November 25, 2008

BY EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nationwide Financial Services, Inc.
Amendment No. 2 to
Preliminary Merger Proxy Statement on Schedule 14A
Filed November 24, 2008
File No. 1-12785

Amendment No. 2 to Schedule 13E-3
Filed November 24, 2008
File No. 5-50759

Dear Mr. Riedler:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 25, 2008 to the General Counsel, Nationwide Financial Services, Inc. (the “Company”), with respect to the above-referenced Amendment No. 2 to the Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”) and the Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3”).

For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Schedule 13E-3

Item 13. Financial Statements

Proxy Statement

Where You Can Find More Information, page 124

1.	Please revise your Schedule 13E-3 and proxy statement to incorporate by reference the quarterly report on Form 10-Q for the quarter ended September 30, 2008, that was filed on November 6, 2008.

The Schedule 13E-3 and the Proxy Statement have been amended to reflect the Staff’s comment. See page 10 of the amended Schedule 13E-3, as well as pages 77, 97 and 125 of the amended Proxy Statement.

*        *        *

In providing the foregoing responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have further questions or comments, please contact me at (614) 677-5331.

Sincerely,

/s/ Timothy G. Frommeyer
Timothy G. Frommeyer
Senior Vice President—Chief Financial Officer

cc:

Sebastian Gomez Abero

Securities and Exchange Commission

Suzanne Hayes

Branch Chief

Securities and Exchange Commission

Mark Thresher

Nationwide Financial Services, Inc.

Timothy Frommeyer

Nationwide Financial Services, Inc.

Roger A. Craig

Nationwide Financial Services, Inc.

W. G. Jurgensen

Nationwide Mutual Insurance Company

Patricia R. Hatler

Nationwide Mutual Insurance Company

David J. Zampa

Sidley Austin LLP

Jeff Colvin

Sidley Austin LLP

James P. Dougherty

Jones Day

Lyle G. Ganske

Jones Day

Michael Groll

Dewey & LeBoeuf LLP

Sheri E. Bloomberg

Dewey & LeBoeuf LLP

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